Exhibit 99.1

CureVac Named as One of the World’s Most Dynamic Innovators by LexisNexis

•	CureVac recognized as a Top 100 innovator in acknowledgment of the company’s innovative strength and extensive intellectual property portfolio

•	The company holds one of broadest intellectual property portfolios in mRNA technology

TÜBINGEN, Germany/ BOSTON, USA – January 31, 2023 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced its inclusion in the second annual “Innovation Momentum: The Global Top 100” report by LexisNexis®. The Top 100 recognizes companies advancing innovative solutions to address today’s challenges and laying the intellectual property foundations for further breakthroughs. The LexisNexis® report identifies companies shaping the future of science and technology by analyzing shifts in patent portfolio strength over the last two years.

“Our extensive intellectual property portfolio in mRNA technology is built on more than 20 years of scientific excellence and remains one of the field’s broadest portfolios in existence today,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “Over the last two years and supported by CureVac’s foundational innovations, mRNA technology has proven to be critical in addressing public health needs amid the COVID-19 pandemic. From the beginning, we have translated our strong track record of innovation into valuable intellectual property. We continue to invest in innovations in this rapidly developing field to further grow the value of our extensive portfolio. As the pioneer in mRNA technology, we are very proud to receive this recognition.”

The Innovation Momentum methodology identifies companies with patents that outperform their peers based on the potential to lead to further inventions and the scope of market protection, rewarding companies with small but high-quality portfolios or those with more extensive holdings that are well-maintained over time. Innovation Momentum builds on the Patent Asset Index, a unique patent evaluation methodology featured in the analytics platform LexisNexis® PatentSight®.

Over the last 22 years, CureVac has developed proprietary foundational technology related to mRNA design, delivery and manufacturing that materially contributed to the development of safe and efficacious COVID-19 vaccines. As the first company developing mRNA therapeutics, CureVac’s intellectual property portfolio is one of the broadest and most diversified IP portfolios in this field. Today, the company holds approximately 1,000 issued patents covering mRNA technology, manufacturing and RNA-based vaccines and therapies. Patented CureVac technologies are the basis for multiple advances without which the breakthrough of mRNA-based therapy would not have been possible.

The “Innovation Momentum 2023: The Global Top 100” intellectual property report is available for download.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,000 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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